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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                              The Registry, Inc.
       ----------------------------------------------------------------
                               (Name of Issuer)


                          common stock, no par value
       ----------------------------------------------------------------
                        (Title of Class of Securities)


                                  75913U 101
                         -----------------------------
                                (CUSIP Number)


                                Terry L. Hunter
                            The Hunter Group, Inc.
                       100 East Pratt Street, Suite 1600
                              Baltimore, MD 21202
                                (410) 576-1515
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 26, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 759913U 101                                        Page 2 of 14 Pages
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                                 SCHEDULE 13D



--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Terry L. Hunter

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [_]
                                                                (b)  [_]

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3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS                      OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                              [_]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                            7.        SOLE VOTING POWER
         NUMBER OF                      2,986,290
          SHARES           ----------------------------------------------------
       BENEFICIALLY
         OWNED BY           8.        SHARED VOTING POWER
           EACH                        0
         REPORTING         -----------------------------------------------------
          PERSON            9.        SOLE DISPOSITIVE POWER
           WITH                       2,986,290
                           -----------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,986,290
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.0%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
                                          IN
--------------------------------------------------------------------------------
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CUSIP No. 75913U 101                                          Page 3 of 14 Pages
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Item 1.           Security and Issuer.

         This statement relates to the common stock, no par value (the "Common Stock"), of The Registry, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 189 Wells Avenue, Newton, MA 02159.

Item 2.           Identity and Background.

         This Statement is being filed on behalf of Terry L. Hunter (the "Reporting Person" or "Mr. Hunter").

         The Reporting Person is employed with The Hunter Group, Inc., a Maryland corporation ("Hunter") and a wholly owned subsidiary of the Issuer. Hunter's business address is 100 East Pratt Street, Suite 1600, Baltimore, MD 21202.

         The Reporting Person is a citizen of the United States and his address is c/o Hunter at the address set forth above. During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         The acquisition to which this Statement relates resulted from the merger of Hunter and Gatherer Acquisition Corp., a Delaware corporation ("Gatherer") and a wholly owned subsidiary of the Issuer, pursuant to the Agreement and Plan of Merger, dated as of November 15, 1997 (the "Merger Agreement"), by and among the Issuer, Gatherer, Hunter and the individual stockholder listed therein. Pursuant to the Merger Agreement, all issued and outstanding shares of common stock, no par value per share, of Hunter (the "Hunter Common Stock") were converted into the right to receive an aggregate of 2,986,290 shares of Common Stock.

Item 4.           Purpose of Transaction.

         Pursuant to the Merger Agreement, on November 26, 1997 Gatherer was merged (the "Merger") with and into Hunter, and Hunter became a wholly owned subsidiary of the Issuer. In the Merger, all issued and outstanding shares of Hunter Common Stock were converted into the right to receive an aggregate of 2,986,290 shares of Common Stock. Prior to the Merger, the Reporting Person was the record owner of all of the issued and outstanding shares of the Hunter Common Stock.

         As a condition to the consummation of the Merger, the Reporting Person has agreed not to sell, transfer, assign, hypothecate or otherwise, directly or indirectly, dispose of any
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CUSIP No. 75913U 101                                          Page 4 of 14 Pages
--------------------                                          ------------------

securities of the Issuer until after such time as the Issuer has published financial results covering at least 30 days of combined operations of the Issuer and Hunter after November 26, 1997.

         Concurrently with the execution and delivery of the Merger Agreement, the Issuer, the Reporting Person and William M. Mercer, Incorporated ("Mercer") entered into a registration rights agreement, dated as of November 26, 1997 (the "Registration Rights Agreement").

         Pursuant to the Registration Rights Agreement, if the Company does not include 1,025,000 shares of Common Stock held by the Reporting Person in a registration statement which is declared effective by the SEC on or before the end of the first calendar quarter of 1998, then the Reporting Person has the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of up to 1,025,000 minus any shares of Common Stock offered in any other previous offering of shares of Common Stock.

         The Reporting Person also has unlimited "piggyback" registration rights, exercisable until such time as his Registrable Securities (defined to include those shares of Common Stock received by the Reporting Person in the Merger) are freely saleable without restriction under the Securities Act, with respect to registrations made by the Issuer, including registrations made on behalf of other shareholders of the Issuer. The Reporting Person's demand and piggyback registration rights are subject to customary restrictions, blackout periods and certain other limitations.

         The Issuer has agreed to pay certain registration expenses in connection with the registration of the Registrable Securities (underwriting discounts, commissions and certain fees and expenses will be at the Reporting Person's expense). In addition, in connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the Reporting Person have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

         The Reporting Person intends to review on a continuing basis his investment in the Issuer. Subject to the limitations described above and any regulatory restrictions imposed on the Reporting Person, Mr. Hunter may decide to increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions and tax conditions.

         Other than as described above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
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CUSIP No. 75913U 101                                          Page 5 of 14 Pages
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Item 5.           Interest in Securities of the Company.

(a) The Reporting Person is the direct beneficial owner of 2,986,290 shares of the Common Stock or approximately 12.0% of the 24,860,423 shares of the Common Stock (the "Outstanding Common Stock"), based on information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 1997, after giving effect to the number of shares issued in the Merger.

(b) The Reporting Person, has the sole voting power and dispositive power with respect to these shares.

(c) Except as set forth in Item 4 of this Statement the Reporting Person was not engaged in transactions with respect to the Common Stock in the last 60 days.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

Exhibit A:             Agreement and Plan of Merger, dated as of November 15,
                       1997

Exhibit B:             Registration Rights Agreement, dated as of November 26,
                       1997.
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CUSIP No. 75913U 101                                          Page 6 of 14 Pages
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          By:   /s/ Terry L. Hunter
                                              ---------------------------
                                               Terry L. Hunter

Dated:  December 4, 1997
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CUSIP No. 75913U 101                                          Page 7 of 14 Pages
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                                                                       EXHIBIT A
                                                                       ---------


                         Agreement and Plan of Merger
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CUSIP No. 75913U 101                                          Page 8 of 14 Pages
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                                                                       EXHIBIT B
                                                                       ---------

                         Registration Rights Agreement